UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: August 12, 2024

(Date of earliest event reported)

PHOENIX CAPITAL GROUP HOLDINGS, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4526672
(State or other incorporation)	(I.R.S. Employer Identification No.)

4643 South Ulster Street, Suite 1510

Denver, CO 80237

18575 Jamboree Road, Suite 830

Irvine, CA 92612

152 North Durbin Street, Suite 220

Casper, WY

(Full mailing address of principal executive offices)

(303) 749-0074

(Issuer’s telephone number, including area code)

9.0% Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On August 12, 2024 (the “Closing Date”), Phoenix Capital Group Holdings, LLC (the “Company”) entered into that certain Amended and Restated Senior Secured Credit Agreement (the “Credit Agreement”; terms used herein but not defined herein shall have the meaning given to such terms in the Credit Agreement) with Phoenix Operating LLC, as borrower (“Phoenix Operating”), each of the lenders from time to time party thereto, and Fortress Credit Corp. (“Fortress”), as administrative agent for the lenders, which consists of a $100.0 million term loan facility (the “Term Loan”) borrowed in full on the Closing Date and a $35.0 million delayed draw term loan facility (the “DDTL Facility”; any loans thereunder together with the Term Loan, and the Tranche B Loan (as defined below), the “Loans”). Under the DDTL Facility, Phoenix Operating may borrow funds after the Closing Date until the earlier of (a) the full $35.0 million of the DDTL Facility having been drawn and (b) August 12, 2025. The ability of Phoenix Operating to borrow under the DDTL Facility is subject to the discretion and approval of the lenders. The Credit Agreement also includes an $8.5 million tranche of loans (the “Tranche B Loan”), which represents a contingent principal obligation that is only due and payable (together with accrued interest thereon) upon certain conditions occurring, including payment defaults under the Credit Agreement or a bankruptcy filing by the Credit Parties (as defined below).

The Credit Agreement is secured by substantially all of the assets of the Company, Phoenix Operating and certain of the Company’s other wholly owned subsidiaries that have guaranteed the obligations of the Credit Parties under the Credit Agreement, subject to certain exceptions (collectively, the “Guarantors”; together with the Company and Phoenix Operating, the “Credit Parties”). Furthermore, pursuant to that certain Assignment of Loans and Liens, dated as of August 12, 2024 (the “Master Assignment”), among the Company, Phoenix Operating, Amarillo National Bank (the “Prior Lender”), Fortress, as administrative agent and as collateral agent, and the new lenders party thereto, the Prior Lender assigned, and Fortress assumed, all security interests granted by the Credit Parties in favor of the Prior Lender under the Company’s then-existing credit agreement with the Prior Lender (the “ANB Credit Agreement”). The lenders under the Credit Agreement also purchased and assumed from the Prior Lender all of the outstanding extensions of credit made by the Prior Lender under the ANB Credit Agreement. For the avoidance of doubt, as a result of the foregoing, the ANB Credit Agreement and all related documentation ceased to be of any force and effect.

The Term Loan and the Tranche B Loan were each subject to original issue discount (“OID”) of 10.59907834% on the Closing Date, and each Loan made under the DDTL Facility will be subject to 3.00% OID on the date any such Loan is made by the Delayed Draw Term Lenders.

The outstanding principal amount of the Loans is required to be repaid as follows: (i) on September 30, 2026, $50.0 million of the outstanding principal amount of the Loans less the aggregate amount of all voluntary prepayments and mandatory prepayments made as of September 30, 2026; and (ii) the remaining aggregate outstanding principal amount on August 12, 2027. Additionally, in connection with any payment in full of the Loans (whether by voluntary prepayment, acceleration of the Loans or on the Maturity Date), Phoenix Operating will pay a repayment premium in an amount to sufficiently achieve a MOIC of 1.18.

The Loans incurred under the Credit Agreement bear interest at a rate per annum equal to Term SOFR plus 0.10% plus 7.00%.

The Credit Agreement contains various customary affirmative and negative covenants, as well as financial covenants. The Credit Agreement requires the Company to maintain (a) a maximum total secured leverage ratio as of the last day of any fiscal quarter of less than or equal to 1.50 to 1.00 (commencing with the fiscal quarter ending December 31, 2024), (b) a minimum current ratio as of the last day of each calendar month of (i) 0.90 to 1.00 from September 30, 2024 through March 31, 2026 and (ii) 1.00 to 1.00 for each calendar month ending thereafter and (c) a minimum asset coverage ratio as of the last day of any fiscal quarter of at least 2.00 to 1.00 (commencing with the fiscal quarter ending June 30, 2024). The Credit Agreement also places certain limits on the Company’s ability to incur additional indebtedness, including the issuance of unsecured notes or bonds and accounts receivable factoring arrangements.

The Company also has agreed that within 45 days after the Closing Date, the Company shall execute (or shall cause to be executed) all required documentation for Phoenix Equity Holdings, LLC, a Delaware limited liability company (“Holdco”), to acquire all of the equity interests of the Company and to pledge such equity interests to Fortress, in its capacity as the collateral agent, to further secure the Loans. The beneficial equity ownership of Holdco immediately following this transaction will be substantially the same as the beneficial equity ownership of the Company immediately prior to this transaction. The Credit Agreement contains customary events of default, including, but not limited to, nonpayment of the Loans and any other material indebtedness, material inaccuracies of representations and warranties, violations of covenants, certain bankruptcy and liquidations, certain material judgments and certain events related to the security documents.

The Company and Phoenix Operating have used the proceeds from the Term Loan to pay all amounts owed under the ANB Credit Agreement. They will use remaining proceeds and any proceeds from Loans under the DDTL Facility to finance the development of their oil and gas properties in accordance with the approved plan of development as provided in the Credit Agreement.

The foregoing descriptions of each of the Credit Agreement and the Master Assignment is a summary and is qualified in its entirety by reference to the Credit Agreement or the Master Assignment, as applicable, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and which are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Capital Group Holdings, LLC

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Title:	Manager

Date:	August 16, 2024

Exhibit Index Exhibit No.	Description

99.1	Amended and Restated Senior Secured Credit Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, Fortress Credit Corp. and the lenders party thereto, dated as of August 12, 2024.

99.2	Assignment of Loans and Liens dated as of August 12, 2024, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, Amarillo National Bank and Fortress Credit Corp., as administrative agent, collateral agent and lender.